ALLIED GOLD LIMITED

SECURITIES TRADING POLICY

1. INTRODUCTION

1.1 Introduction and purpose

The Securities Trading Policy (**Policy**):

(a) discusses the prohibitions under Australian law in relation to insider trading; and

(b) sets out some additional requirements for certain specified persons when trading Allied securities.

The purpose of the Policy is to set a standard of conduct which demonstrates Allied's commitment to ensuring that the insider trading laws are followed and are seen to be followed.

2. INSIDER TRADING

The requirements in this Policy are separate from, and additional to, the legal prohibitions in the *Corporations Act 2001* (Cth) on insider trading.

Generally, insider trading is the illegal practice of trading in a company's securities on the basis of "inside information", that is information that is not generally available and, if it were generally available, a reasonable person would expect it to have a material effect on the price or value of the securities of the company. The insider trading prohibitions can apply to all persons and are not limited to "insiders".

If a person possesses inside information and that person knows, or ought reasonably to know, that the information is not generally available and that it would be likely to be material information, that person must not:

- apply for, acquire or dispose of Allied securities, or enter into an agreement to apply for, acquire or dispose of Allied securities; or
- procure another person to so act.

Additionally, it is an offence for a person to communicate "inside information" to another person where that other person is likely to apply for, acquire or dispose of Allied securities or enter into an agreement to apply for, acquire or dispose of Allied securities.

A contravention of the insider trading provisions can give rise to civil and criminal liability. For individuals, criminal liability can result in penalties of up to $220,000 and/or a maximum of 5 years imprisonment.

3. GENERAL RULE

A director or employee must not trade (or procure the trading) in Allied securities:

(a) in contravention of the insider trading laws; or

(b) for short term speculative gain.

Securities include all ordinary shares, preference shares, debentures, convertible notes and other equity instruments that may be issued by Allied.

4. SPECIFIED PERSONS

Specified Persons includes all directors and executives of Allied, the company secretary, all employees involved with the monthly financial accounting process and any other person determined by the Board who is likely to be in possession of unpublished price-sensitive information.

An executive is defined as a person who makes, or participates in making, decisions that affect the whole, or a significant part of, the business of the company.

5. ADDITIONAL REQUIREMENTS FOR SPECIFIED PERSONS

In addition to the restrictions set out under the general rule, Specified Persons may only deal in Allied securities if the procedure detailed immediately below is followed.

Specified Persons are permitted to buy and sell securities at times other than in "closed periods", which are:

For half-year and full year results announcements	The period commencing on the 1st of the month subsequent to the end of the respective half-year or full year and ending on the next business day after the relevant announcement.
For other significant events, being, declarations of a dividend, the issue or buy-back of securities, expansion or execution of new projects, amalgamations, mergers or takeovers, disposal of a whole or a substantial part of Allieds undertaking, a significant change in the policies, plans or operation of the Company or any pending market announcement which is likely to have an effect on the Company's Share price.	Applicable only to those working on, or aware of the relevant matter, the period commencing at the time the matter is known and ending on the next business day after the matter is announced to ASX, or when it becomes clear that the matter will not proceed.

Irrespective of the above, and at all times:

- the Chairman of the Board must advise the Chairman of the Audit, Compliance and Risk Committee and the Company Secretary in writing;
- Directors must advise the Chairman and the Company Secretary in writing; and
- Specified Persons must advise the Company Secretary in writing,

at all times before they propose to deal in Allied securities and must only deal in those securities if the Company Secretary informs the person in writing that there is no reason why they cannot trade.

If they are prohibited from buying or selling in their own name, Directors and Specified Persons must not buy or sell securities through their family or through a trust or through a trust company, over which they have influence or control.

6. INFORMING THE BOARD AND ASX

Directors and Specified Persons, on each occasion on which they buy or sell securities in Allied, must advise the Company Secretary in writing of the details of their completed transaction within two days of each such transactions. The Company Secretary will then inform the Board at its next regular meeting.

For directors, the Company Secretary must also lodge an appropriate notification with each exchange that the Company's securities are listened on within the required timeframes.

7. CONDITION OF APPOINTMENT

Compliance with this policy is a condition of appointment for Allied directors and a condition of employment of a Specified Person.

8. RECORDS

The Company Secretary will maintain a Securities Transaction Policy Register and keep a record of all:

- notices of request to buy or sell; and
- transactions which are subject to the Policy.

9. DEALINGS IN EXEPTIONAL CIRCUMSTANCES

In exceptional circumstances, where it is the only reasonable course of action available to a Specified Person, clearance may be given for the Person to sell (but not to purchase) securities when he/she would otherwise be prohibited from doing so. An example of the type of circumstance which may be considered exceptional for these purposes would be a pressing financial commitment on the part of the Specified Person that cannot otherwise be satisfied. The determination of whether circumstances are exceptional for this purpose will be made by the Company Secretary and Chairman and advised in writing to the Specified Person.

10. DEALINGS NOT SUBJECT TO THE PROVISIONS OF THIS CODE

For the avoidance of doubt, the following dealings are not subject to the provisions of this policy:

(i) undertakings or elections to take up entitlements under a rights issue or other offer (including an offer of shares in lieu of a cash dividend);

(ii) the take up of entitlements under a rights issue or other offer (including an offer of shares in lieu of a cash dividend);

(iii) allowing entitlements to lapse under a rights issue or other offer (including an offer of shares in lieu of a cash dividend);

(iv) the sale of sufficient entitlements nil-paid to allow take up of the balance of the entitlements under a rights issue;

(v) undertakings to accept, or the acceptance of, a takeover offer;

(vi) the cancellation or surrender of an option under an employees' share scheme;

(vii) the purchase of securities or the communication of information pursuant to a requirement imposed by law;

(viii) transfers of securities by an independent trustee of an employees' share scheme to a beneficiary who is not a specified Person; and

(ix) Transfers between entities of the same beneficial holder of the securities.

(x) The grant of options by the board of directors under an employees' share scheme to individuals who are not directors may be permitted during a prohibited period if such grant could not reasonably be made at another time and failure to make the grant would be likely to indicate that the relevant company was in a restricted dealing period.

(xi) The award of securities, the grant of options and the grant of rights (or other interests) to acquire securities by directors and/or relevant employees is permitted in a restricted period if:

(a) the award or grant is made under the terms of an employees' share scheme;

(b) the terms of such employees' share scheme set out:

(i) the timing of the award or grant, and such terms have either:

- previously been approved by shareholders or summarised or described in a document sent to shareholders, or

- are in accordance with the timing of previous awards of grants under the scheme; and

(ii) the amount or value of the award or grant or the basis on which the amount or value of the award or grant is calculated; and

(c) the failure to make the award or grant would be likely to indicate that the relevant company is in a prohibited period.

(xii) The Company Secretary may allow the exercise of an option or right under an employees' share scheme, or the conversion of a convertible security, where the final date for the exercise of such option or right, or conversion of such security, falls during any restricted period and the Specified Person could not reasonably have been expected to exercise it at an earlier time when he was free to deal